COHEN & STEERS PREFERRED SECURITIES FUND, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

March 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith O’Connell

Re:	Cohen & Steers Preferred Securities Fund, Inc. Registration Statement on Form N-1A File Numbers: 33/3-165034; 811-22392

Ladies and Gentlemen:

On February 23, 2010, Cohen & Steers Preferred Securities Fund, Inc. (the “Fund”) filed a Registration Statement on Form N-1A (File No.: 33/3-165034) (Accession No. 0001193125-10-037709) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement relates to a new open-end registered investment company.

The Fund omitted inadvertently the following delaying amendment language on the cover page to the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to conversations with the staff of the Commission, the Fund is filing this letter to undertake not to commence investment operations without complying with Section 8(a) of the Securities Act of 1933, as amended, and Rule 473 thereunder, including receipt of an order from the Commission declaring the Registration Statement effective. There are no amendments to the Registration Statement on Form N-1A filed on February 23, 2010; that form of Registration Statement is hereby incorporated by reference in its entirety.

If you have any further questions or require additional information, please do not hesitate to contact me at 212-796-9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne